SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Important Notice

Companhia de Bebidas das Américas – AmBev (“AmBev” or the “Company”) and Interbrew S.A. (“Interbrew”) are proposing to enter into a combination transaction between the two companies (the “Combination Transaction”). As part of the Combination Transaction, AmBev will acquire from Interbrew 100% of the capital stock of Labatt Brewing Company Ltd., or Labatt, which will own all of Labatt's Canadian-based operations and assets (“Labatt Canada”) and may own 30% of the capital stock of Femsa Cerveza S.A. de C.V. (“Femsa Cerveza”) and 70% of the capital stock of each of LF Holdings I LLC and LF Holdings II LLC (together “LUSA”) that are currently owned by Labatt (“Labatt Americas”) through an Incorporação (the “Merger Transaction”).

JPMorgan has been informed by AmBev that, due to existing confidentiality agreements, JPMorgan could not and will not be granted access to the necessary information to prepare a valuation analysis of LUSA. As a result, this material does not include a valuation analysis of LUSA. In addition, JPMorgan has been informed by AmBev that:

(i)            Post resolution of the confidentiality agreement restrictions, an economic valuation analysis of LUSA's assets will be conducted, and

(ii)            At the time of the completion of the Merger Transaction, LUSA will have a net debt amount equal to the value of its assets as per such economic valuation, resulting in an implied equity value of zero, thus not impacting the number of AmBev shares to be issued pursuant to the Merger Transaction.

Based on the information provided to JPMorgan in connection with preparing its valuation, whether or not Labatt's equity interest in Femsa Cerveza is disposed of prior to consummation of the Merger Transaction would not affect JPMorgan's valuation of Labatt's interest in Femsa Cerveza.

The following pages contain material provided to the Board of Directors of AmBev by JPMorgan in connection with the proposed Merger Transaction. Any other person accessing this material will be deemed to have acknowledged and agreed to the provisions of this Notice.

The information contained in this material was obtained from AmBev and other public sources and, except as expressly provided herein, such information is as of February 25, 2004 (the date as of which the terms of the Merger Transaction were determined and immediately preceding transaction-related price movements in the stock of AmBev). Any estimates and projections contained herein have been prepared or adopted by the managements of AmBev, Interbrew and/or Labatt or obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant variables, assumptions and subjective determinations, and there is no assurance that such estimates and projections will be realized. JPMorgan does not take responsibility for such estimates and projections, or the basis on which they were prepared. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of any such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future.

In preparing this material, JPMorgan assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with JPMorgan and upon the assurances of the management of AmBev that no relevant information and data was omitted or undisclosed to JPMorgan. With respect to financial forecasts and other information and data provided or discussed with JPMorgan, JPMorgan was advised by the management of AmBev that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of AmBev, Interbrew and Labatt as to the future financial performance of AmBev, Labatt and FEMSA Cerveza, and their respective affiliates. JPMorgan has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of any such entities nor has JPMorgan made any physical inspection of the properties or assets of such entities.

Financial analyses, such as those contained in this material, involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed, the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The analyses reflected herein must be considered as a whole and selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying such analyses. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not indicative of actual values or predictive of future results or values, which may be significantly more or less favorable to those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired or sold, the actual value of securities when issued in a transaction or the prices at which securities may trade at any time.

This material is not intended to be and does not constitute an opinion or recommendation as to any matters relating to the Merger Transaction, the Combination Transaction or any related transaction. The accompanying material was prepared to assist the Board of Directors of AmBev in its evaluation of Labatt Americas' operations and assets to be acquired by AmBev and the AmBev shares to be issued to Interbrew in exchange for such assets in the context of the Merger Transaction and may be used by the Board of Directors of AmBev (i) for the information of the shareholders of AmBev and (ii) for purposes of Article 264 of Brazilian Law 6,404/76, as amended. JPMorgan expresses no view as to the relative merits of the Merger Transaction or any related transaction as compared to any alternative business strategies that might exist for AmBev or the effect of any other transaction in which AmBev might engage. Neither AmBev, Interbrew, Labatt nor JPMorgan nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Board of Directors of AmBev other than as provided above.

This material is necessarily based upon information available to JPMorgan, and financial, market and other conditions and circumstances existing and disclosed to JPMorgan, as of the date of the material. JPMorgan does not have any obligation to update or otherwise revise the accompanying material. Except as specifically provided herein, this material was not compiled or prepared with a view toward compliance with any securities, corporations or tax laws and is not intended to be and does not constitute a recommendation to any shareholder of AmBev or Interbrew as to how such shareholder should vote on any matters relating to the Merger Transaction, the Combination Transaction or any related transaction. The use by persons other than the Board of Directors of AmBev of this material or the analyses or other information contained herein without the prior written consent of JPMorgan is strictly prohibited.

JPMorgan has prepared this material in connection with the Merger Transaction for the Board of Directors of AmBev and will receive a fee for such services payable upon consummation of the Merger Transaction. JPMorgan and its affiliates in the past have provided and currently may be providing services to AmBev, Interbrew, Labatt and/or FEMSA Cerveza (or their respective affiliates) unrelated to the proposed Merger Transaction, for which services JPMorgan and its affiliates have received and would expect to receive customary compensation. In the ordinary course of business, JPMorgan and its affiliates may actively trade or hold the securities of AmBev or Interbrew for their own account or for the account of customers, and accordingly, may at any time hold a long or short position in such securities. In addition, JPMorgan and its affiliates may maintain relationships with AmBev, Interbrew, Labatt or FEMSA Cerveza and their respective affiliates.

Financial calculations through this material may not add up due to rounding.

JPMorgan's policies prohibit employees from offering, directly or indirectly, a favorable research rating or specific price target, or offering to change a rating or price target, to a subject company as consideration or inducement for the receipt of business or for compensation. JPMorgan also prohibits its research analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investors.

JPMorgan is a marketing name for investment banking businesses of J.P. Morgan Chase & Co. and its subsidiaries worldwide. Securities, syndicated loan arranging, financial advisory and other investment banking activities are performed by a combination of J.P. Morgan Securities Inc., J.P. Morgan plc, J.P. Morgan Securities Ltd. and the appropriately licensed subsidiaries of J.P. Morgan Chase & Co. in Asia-Pacific, and lending, derivatives and other commercial banking activities are performed by JPMorgan Chase Bank. JPMorgan deal team members may be employees of any of the foregoing entities.

Agenda

Executive Summary	4

The new AmBev	13

Valuation methodologies and assumptions	17

Valuations of Labatt Canada and Femsa Cerveza	23

Stand-alone valuation of AmBev	46

Appendix	55

Executive summary

  JPMorgan is providing herein a valuation to Companhia de Bebidas das Américas - AmBev (“AmBev”) of the Canadian based operations and assets of the Labatt Brewing Company Ltd. (“Labatt Canada”) and certain other assets owned by the Labatt Brewing Company Ltd. (together “Labatt Americas”), and of AmBev, as well as a relative valuation of Labatt Americas and AmBev
  This valuation is in connection with AmBev entering into an agreement to acquire Labatt Americas from Interbrew S.A. (“Interbrew”) for AmBev stock and assumed debt
  Labatt Americas is comprised of, in addition to Labatt Canada, the following assets:
    30% economic interest in Femsa Cerveza S.A. de C.V. (“Femsa Cerveza”), owned by a separate holding company subsidiary of Labatt Canada (“Holdco”)
    70% economic interest in each of LF Holdings I LLC and LF Holdings II LLC, together “LUSA”, owned via Holdco
  Concurrently with the above mentioned Labatt Americas transaction, Interbrew and the controlling shareholders of AmBev entered into another transaction entailing an exchange of such controlling group's shares in AmBev into shares of Interbrew (the “Interbrew/BRACO Transaction”). JPMorgan has not considered the potential impact of such transaction for the purpose of this valuation
  AmBev has agreed to acquire Labatt Americas for approximately 23.3 billion AmBev shares (consisting of approximately 9.5 billion common shares and approximately 13.8 billion preferred shares) 1 and an aggregate net debt of approximately US$1.5 billion. Using a price of US$24.85 for the AmBev shares (based on the closing price of the AmBev American Depository Receipts 2 on the New York Stock Exchange on February 25, 2004), the implied consideration for the transaction is US$7.3 billion (consisting of US$5.8 billion of equity value and US$1.5 billion in net debt). In the event Femsa acquires, on or prior to the consummation of the Merger Transaction, Labatt's existing 30% equity interest in Femsa Cerveza, the number of shares of AmBev to be issued to Interbrew will be adjusted, and only approximately 19.3 billion shares will be issued (comprised of approximately 7.9 billion common shares and 11.4 billion preferred shares) 3
  Subject to the assumptions and conditions set forth herein (including the Important Notice), both of the aforementioned amounts of consideration agreed by AmBev and Interbrew fall within the ranges of fair value resulting from JPMorgan's valuation analyses
1	9.532bn common shares and 13.813bn preferred shares in line with existing split of common shares to preferred shares of AmBev
2	One ADR consists of 100 AmBev preferred shares
3	7.866bn common shares and 11.398bn preferred shares in line with existing split of common shares to preferred shares of AmBev

Summary valuation of Labatt Americas
(including 30% interest in Femsa Cerveza)

1
In the chart above, each of the equity value ranges represent the sum of (a) the value of Labatt Canada plus (b) the value of Labatt's 30% stake in Femsa Cerveza as follows: (i) for each of the “trading comparables” equity value ranges, the “low” value (with respect to the low end of such range) and the “high” value (with respect to the high end of such range) for Labatt's 30% stake in Femsa Cerveza for the corresponding year as indicated on page 44 (after deducting Holdco debt of US$206mm); (ii) for each of the “DCF” equity value ranges, the “average of low estimates” (with respect to the low end of such range) and the “average of high estimates” (with respect to the high end of such range) for Labatt's 30% stake in Femsa Cerveza as indicated on page 44 (after deducting Holdco debt of US$206mm)

2	Labatt's 70% interest in LUSA assumed to have a value of US$0mm for “equity value” ranges and US$287mm for “firm value” ranges as described in page 19
3	DCF is discounted cash flow analysis. Please refer to pages 32-40
4	Includes present value of synergies of US$1,978mm based on management forecasted synergies net of taxes and of costs to obtain such synergies. Please refer to pages 35-38
5	Please refer to pages 41, 42 and 44
6	Assumed net debt of US$1,468mm including the Holdco US$287mm debt associated with LUSA and the Holdco US$206mm debt associated with Femsa Cerveza

Summary valuation of Labatt
(excluding 30% interest in Femsa Cerveza)

1	In the chart above, each of the equity value ranges represent the value of Labatt Canada only
2	Labatt's 70% interest in LUSA assumed to have a value of US$0mm for “equity value” ranges and US$287mm for “firm value” ranges as described in page 19
3	DCF is discounted cash flow analysis. Please refer to pages 32-40
4	Includes present value of synergies of US$1,978mm based on management forecasted synergies net of taxes and of costs to obtain such synergies. Please refer to pages 35-38
5	Please refer to pages 41 and 42
6	Assumed net debt of US$1,262mm including the Holdco US$287mm debt associated with LUSA, and excluding the US$206mm Holdco debt associated with Femsa Cerveza

Summary valuation of AmBev

1
Quinsa is proportionally consolidated assuming 50.11% ownership, does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining interest in Quinsa in connection with a change of control transaction at AmBev related to the Interbrew/BRACO Transaction

2	Reflects US$1,031mm of net debt and minority interest as of December 31, 2003, including 50.11% of Quinsa's net debt
3	Please refer to pages 48, 49 and 51, 52
4	Please refer to page 53
5	Sum of the value of ON shares plus value of PN shares

Relative valuation summary
(including 30% interest in Femsa Cerveza)

Note:	Market data as of close of business February 25, 2004
Note:
Does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining interest in Quinsa in connection with a change of control transaction at AmBev related to the Interbrew/BRACO Transaction

Note:	Does not take into account whether there should be any differentiation in value of AmBev ordinary or preferred shares
1
Resulting ownership ranges computed by taking the high/low equity value of Labatt Canada using various valuation methodologies divided by the sum of a) the low/high equity value of AmBev using various valuation methodologies and b) the high/low equity value of Labatt Canada

Relative valuation summary
(including 30% interest in Femsa Cerveza) (cont'd)

Note:	Market data as of close of business February 25, 2004
Note:
Does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining interest in Quinsa in connection with a change of control transaction at AmBev related to the Interbrew/BRACO Transaction

Note:	Does not take into account whether there should be any differentiation in value of AmBev ordinary or preferred shares
1
Number of shares to be issued calculated by taking the high/low equity value of Labatt Americas using various valuation methodologies divided by the sum of a) the low/high equity value of AmBev using various valuation methodologies and b) the high/low equity value of Labatt Americas

Relative valuation summary
(excluding 30% interest in Femsa Cerveza)

Note:	Market data as of close of business February 25, 2004
Note:
Does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining interest in Quinsa in connection with a change of control transaction at AmBev related to the Interbrew/BRACO Transaction

Note:	Does not take into account whether there should be any differentiation in value of AmBev ordinary or preferred shares
1
Resulting ownership ranges computed by taking the high/low equity value of Labatt Canada using various valuation methodologies divided by the sum of a) the low/high equity value of AmBev using various valuation methodologies and b) the high/low equity value of Labatt Canada

Relative valuation summary
(excluding 30% interest in Femsa Cerveza) (cont'd)

Note:	Market data as of close of business February 25, 2004
Note:
Does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining interest in Quinsa in connection with a change of control transaction at AmBev related to the Interbrew/BRACO Transaction

Note:	Does not take into account whether there should be any differentiation in value of AmBev ordinary or preferred shares
1
Number of shares to be issued calculated by taking the high/low equity value of Labatt Canada using various valuation methodologies divided by the sum of a) the low/high equity value of AmBev using various valuation methodologies and b) the high/low equity value of Labatt Canada

Agenda

The new AmBev will have an unparalleled platform in the Americas

AmBev expects the following strategic benefits from the Labatt Americas acquisition

•	Significant level of operating synergies…

•	… as well as financial synergies
• Improvement in the interest-on-own-capital payment capability
• Reduction in cost of capital

•	Ability to use Labatt Canada as vehicle for financing

•	Balances risk equation and volatility - diversifies risk away from heavy concentration in Brazil/Mercosul and provides currency risk mitigation to existing earnings base in more volatile Latin currencies

•	Provides a platform for AmBev to expand its products into North America and to serve the rapidly growing market for imported beer

•	Acquisition is an important step in the consolidation of the beer markets in the Americas The combined AmBev-Labatt Americas will be the second largest brewer in the Americas in volume terms…

Geographic footprint of the combined equity

The combined AmBev-Labatt Americas will be the second largest brewer in the Americas in volume terms…

Highlights

•	Second largest brewer in the Americas in volume and EBITDA terms trailing only Anheuser-Busch

•	More than double the volume of the third largest brewer in the Americas with increased economies of scale

•	Further step towards diversification away from heavy concentration in the Mercosul region

AmBev - Pro forma volume breakdown [1]

Source:	AmBev
1	Total company volume, includes pro-rata volumes of Quinsa and Femsa Cerveza

Volume of selected leading brewers in the Americas (mm HL)

Source:	AmBev

… and rank among the world’s most profitable brewers when measured according to EBITDA generation

Highlights

•	Pro-forma AmBev 2003 EBITDA margin of 30%

•	Exposure to more mature Canadian market reduces AmBev’s earnings volatility

•	Hard currency earnings base could hedge company against large movements in foreign exchange rates of Latin currencies

•	Labatt would provide a financing vehicle to AmBev if Brazilian capital markets were closed or become prohibitively expensive

2003 EBITDA breakdown by geography [1]

Source:	AmBev and company reports
Note:	Adjusted EBITDA of US$463mm includes LUSA and excludes the estimated negative effects of the Quebec strike
1	Includes pro-rata Quinsa and Femsa Cerveza
2	Includes pro-rata Quinsa

2003 EBITDA of selected leading brewers (US$ bn)

Agenda

Summary of valuation methodologies

Discounted cash flow

Fundamentals
•	Values a business based on expected unlevered free cash flows
Advantages
•	Free cash flow projections capture company specific long-term business outlook
•	Reflects improvement opportunities and allows for adjustments for non-recurrent events
•	Riskiness and duration of cash flows reflected in weighted average cost of capital (“WACC”) used
Disadvantages
•	Subject to different perceptions of the company’s future performance
•	Requires an in-depth understanding of the company and underlying business drivers
Relevant issues
•	Constant changes in industry dynamics affect revenue and margin assumptions
•	Capital structure, taxes and country risk assumptions have a significant impact on valuation

Trading comparables

Fundamentals
•	Analysis based on publicly-traded “comparable” companies
Advantages
•	Reflects current trends in market prices and profitability of similar companies
•	Availability of public and objective financial information
Disadvantages
•	Comparable companies may have different business perspective
•	Valuation and strategy could be affected by exogenous market events (“bullish” or “bearish” market)
Relevant issues
•	Few truly “comparable” companies exist

Transaction comparables

Fundamentals
•	Analysis based on previous similar transactions within the industry
Advantages
•	Reflects strategic investors’ perception of the business
•	Provides objective valuation information
•	Valuation generally includes a control premium
Disadvantages
•	Different perceptions of risk and returns
•	Limited information of “comparable” transactions
•	Usually requires country risk, tax and size adjustments
Relevant issues
•	Few transactions are truly “comparable”
•	Lack of disclosure in some relevant private transactions
•	Applicable for companies in change of control situations

Approach to valuation of LUSA

Situation overview regarding LUSA

•

The letter from Labatt Holding B.V. to Interbrew International B.V. dated March 3, 2004 (the “Labatt Holding Letter”) provides that should Femsa Cerveza cause Labatt to purchase Femsa Cerveza’s 30% interest in LUSA, Labatt will in turn have the right to sell to Interbrew its 70% interest in LUSA plus the 30% interest in LUSA theretofore owned by Femsa Cerveza

•	Price will be no less than (a) the implied price for a 100% of LUSA based on the price to be paid to Femsa Cerveza or (b) US$287 million

•

In addition, should there be no transaction between Femsa Cerveza and Labatt related to Femsa Cerveza’s 30% interest in LUSA within one year from the closing of the AmBev-Labatt Americas transaction, the fair market value of Labatt’s 70% interest in LUSA will be determined according to procedures set forth in the Labatt Holding Letter

•	The US$287 million of debt assumed by AmBev in connection with LUSA will be adjusted accordingly if such fair market value is determined to be different from US$287 million

•

In this context, and because JPMorgan has not been provided with information on LUSA as a result of confidentiality agreements between Femsa Cerveza and Labatt, AmBev has instructed JPMorgan to assume that the value of Labatt America’s 70% equity interest in LUSA is US$287 million

•	Therefore, a value of US$287 million is used to value Labatt’s 70% in LUSA and JPMorgan is not otherwise valuing such 70% interest herein

Weighted average cost of capital (“WACC”) calculation - AmBev

Cost of equity (in US$)			Cost of debt (in US$)
Risk-free rate[1]	=	4.0%	Pre-tax cost of debt	=	5.0%
Market premium[2]	=	4.4%
Levered beta[3]	=	0.82	Tax rate[4]	=	32.0%
Cost of equity	=	7.6%	Post-tax cost of debt	=	3.4%

1	10-year benchmark US government bond
2	Source: JPMorgan Research, based on dividend discount model (February 2004)
3	Unlevered beta equals Levered Beta/ (1 + (Total Debt/ Market Value of Equity) * (1 - Tax Rate)). Assumes beta of debt equals zero.
4	Statutory tax rate in Canada

Industry beta analysis

Company	Levered beta	Total debt/ total cap.	Total debt/ mkt. equity	Marginal tax rate	Unlevered beta

Anheuser Busch	0.580	14.5%	16.9%	40.0%	0.53
SABMiller	0.760	53.9%	117.1%	30.0%	0.42
Interbrew	0.730	22.4%	28.9%	40.2%	0.62
Heineken	0.510	22.2%	28.6%	34.5%	0.43
AmBev	0.790	18.1%	22.2%	34.0%	0.69
Grupo Modelo	0.800	0.0%	0.0%	33.0%	0.80
Coors	0.880	34.2%	52.0%	40.0%	0.67
CCU	1.010	13.4%	15.5%	16.0%	0.89
Molson	0.900	22.6%	29.2%	38.6%	0.76
Median	0.790	22.2%	28.6%		0.67

Source:	Bloomberg. Adjusted 2-year historical beta as of February 25, 2004

Molson’s 2013 bond yield to maturity, %

Source:	Morgan Markets

Weighted average cost of capital (“WACC”) calculation - AmBev

Cost of equity (in US$)			Cost of debt (in US$)
Risk-free rate[1]	=	4.0%	Pre-tax cost of debt	=	8.0%
Market premium2	=	4.4%
Country risk[3]	=	6.2%
Levered beta[4,5]	=	0.77	Tax rate6	=	27.5%
Cost of equity	=	13.6%	Post-tax cost of debt	=	5.8%

1	10-year benchmark US government bond
2	Source: JPMorgan Research, based on dividend discount model (February 2004)
3	Based on the Brazilian sovereign spread over treasury (“SOT”)
4	Source: Bloomberg. Adjusted AmBev’s 2-year historical beta as of February 25, 2004 of 0.69 (unlevered)
5	Unlevered beta equals Levered Beta/ (1 + (Total Debt/ Market Value of Equity) * (1 - Tax Rate)). Assumes beta of debt equals zero
6	Company’s effective tax rate

Stripped spread, %

Source:	Morgan Markets

AmBev’s bond yield to maturity, %

Source:	Morgan Markets

Weighted average cost of capital (“WACC”) calculation - Quinsa

Cost of equity (in US$)			Cost of debt (in US$)
Risk-free rate[1]	=	4.0%	Pre-tax cost of debt	=	15.0%
Market premium2	=	4.4%
Country risk[3]	=	10.0%
Levered beta[4,5]	=	0.77	Tax rate6	=	35.0%
Cost of equity	=	17.3%	Post-tax cost of debt	=	9.8%

1	10-year benchmark US government bond
2	Source: JPMorgan Research, based on dividend discount model (February 2004)
3	Based on the estimated normalized Argentine sovereign spread over treasury (“SOT”)
4	Source: Bloomberg. Utilizes AmBev’s adjusted 2-year historical beta as of February 25, 2004 of 0.69 (unlevered)
5	Unlevered beta equals Levered Beta/ (1 + (Total Debt/ Market Value of Equity) * (1 - Tax Rate)). Assumes beta of debt equals zero
6	Statutory tax rate in Argentina

Agenda

Page
Executive Summary	4

The new AmBev	13

Valuation methodologies and assumptions	17

Valuations of Labatt Canada and Femsa Cerveza	23
Overview of the Canadian beer market
Valuations of Labatt Canada and Femsa Cerveza

Stand-alone valuation of AmBev	46

Appendix	55

Overview of the Canadian beer market

Per capita consumption and affordability analysis

1 Affordability analysis compares (a) the beer prices relative to GDP per capita to (b) the per capita consumption of each country. GDP per capita of each country is divided by the corresponding beer prices to adjust for differences in income levels among different countries

The Canadian beer market has shown consistent growth over the last few years and is projected to continue to grow

 Volume lags behind value as growth is led by premium and specialty beers, both domestic and imported
 Growing number of 19-35-year-olds among key factors driving growth of premium craft and specialty beer

Growth has primarily been driven by the premium and import segments as consumption patterns shift among consumers

Outlook for the premium segments remains positive

Highlights

 Labatt Canada is well positioned to take advantage of the trend towards premium import and craft beers

 Strong portfolio of local craft and specialty brands such as Alexander Keith's Indian Pale Ale and Kokanee

 Specialty niches such as stouts or light beers (Blue Light, Bud Light)

 Strong import portfolio: Beck's, Stella Artois, Sol, Tecate and potentially Brahma

Market share of Canadian brewers

Leading Labatt brands
Position	Brand	Market share

1.	Budweiser	12.2%
3.	Blue	9.3
7.	Kokanee	3.3
8.	Keith IPA	1.9
10.	Blue Light	1.8
11.	Wildcat	1.6
12.	Labatt Lite	1.5
16.	Lucky	1.1
17.	Budweiser Light	1.0
18.	Blue Dry	1.0
19.	Extra Dry	0.9

Source: AmBev

Agenda

Page
Executive Summary	4

The new AmBev	13

Valuation methodologies and assumptions	17

Valuations of Labatt Canada and Femsa Cerveza	23
Overview of the Canadian beer market
Valuations of Labatt Canada and Femsa Cerveza

Stand-alone valuation of AmBev	46

Appendix	55

Company overview - Labatt Canada

Company overview and strategy	Financial summary

 Labatt is the second largest brewer in Canada, with
an estimated market share of 43% at the end of 2003

 Labatt's 2003 EBITDA margin of 33.3% (when adjusted for the estimated negative effect of the strike in Quebec) compares favorable to Molson's (22.9%), as well as to the industry average1 in North America (20.1%)

 Labatt is a wholly owned subsidiary of Interbrew which acquired Labatt in 1995

 Total company volume amounts to approximately 9.7mm HL of beer on an annual basis

 The Company operates eight breweries across Canada, with an aggregate annual installed capacity of approximately 14.4mm HL

 Labatt's beer portfolio includes beers in the specialty import, specialty domestic, premium and value segments

 The Company's beer portfolio includes 11 of the top 20 brands sold in Canada, including the #1 and #3 beer, Budweiser and Labatt Blue, respectively

[1] Includes Anheuser-Busch, SABMiller, Molson and Coors
[2] Includes inter-company profits/losses and other operating income/expenses
[3] Adjusted to exclude the estimated negative effects of the Quebec strike

	US$ mm	2001	2002	2003

	Volume (000 HL)	9,605	9,498	9,661
	Growth	1.9%	(1.1%)	1.7%
	Revenues	1,128	1,154	1,340
	Growth	n.a.	2.2%	16.2%
	EBIT	262	280	320
	% margin	23.2%	24.3%	23.9%
	EBITDA[2]	349	372	447[3]
	% margin	30.9%	32.3%	33.3%

	Source: AmBev

	Labatt milestones
 1847: Labatt is founded
 1945: Labatt becomes a publicly-traded company
 1946: Acquisition of the Copland Brewery in Toronto
 1958: Acquisition of the Lacky Lager Breweries in B.C.
 1962: Acquisition of Bavarian Brewing Ltd of St. John's in Newfoundland
 1971: Acquisition of Oland & Sons Ltd
 1974: Acquisition of the Columbia Brewery of Creston, B.C.
 1980: First Canadian brewer to brew a U.S. brand under license (Anheuser-Busch / Budweiser)
 1994: Acquisition of a 30% stake in Femsa Cerveza
 1995: Labatt is acquired by Interbrew

Summary of top line projections

Comments

Overall beer market growth
 Total Canadian beer market projected to grow at a CAGR of 0.5% during the projected period
 Euromonitor projects the Canadian market to grow at an annual compounded average growth rate of 2.2% for the period of 2003 to 2008 Market share assumption

Market share assumption
 Labatt market share assumed to drop marginally in 2004
 Stable market share assumed thereafter Price assumptions

Price assumptions
 Canadian beer prices estimated to grow at a CAGR of 2.4% in the projected period

Note: All assumptions are pre-synergies
Source: AmBev

Summary of cost projections

Comments

Variable COGS assumptions
 Variable COGS estimated to grow at a CAGR of 2.0% in US$ terms in the projected period

Fixed COGS assumptions
 Fixed COGS estimated to grow at a CAGR of 0.6% in US$ terms in the projected period

Variable SG&A expenses assumptions
 Variable SG&A expenses estimated to grow at a CAGR of 1.6% in US$ terms in the projected period

Fixed SG&A expenses assumptions
 Fixed SG&A expenses estimated to grow at a CAGR of 5.5% in US$ terms in the projected period

Note: All assumptions are pre-synergies
Source: AmBev

Other projection inputs: capex, working capital & taxes

Capex
  Capital expenditures estimated to grow at a CAGR of 1.0% in US$ terms in the projected period
  Capital expenditures as a percentage of revenues projected to decrease from 5.2% in 2004 to 4.2% in 2006
  Capital expenditures remain stable at 4.6% of revenues thereafter

Capex (US$ mm)

Working capital
  Working capital assumptions are based on Labatt Canada's historical ratios, with minor variations in accounts payables and taxes payables
    Inventory days on COGS
    Accounts receivable days on sales
    Accounts payable days on COGS
    Taxes payable days on revenues

Taxes
Tax rate projected to decrease from the current 34% to 33% in 2005 and 32% from 2006 onwards, in accordance with Canadian legislation
Note: All assumptions are pre-synergies
Source: AmBev

AmBev’s management has identified synergy potential resulting from the transaction which can be divided along two categories

Operational	Cost synergies
  Focused on applying best practice standards across the entire organization
  Procurement
  Technical (production efficiency)
  General and administrative cash savings
  Distribution and point of connection
Revenue synergies
  Cross licensing of selected AmBev and Interbrew brands in various markets

Financial	Fiscal
  Increase in the ability to distribute cash to shareholders more effectively paying out intereston-own-capital, reducing company’s effective tax rate
WACC
  Lower cost of capital as a result of Labatt acquisition

Operational synergies focus predominantly on cost reductions

Details on operational synergies1 (US$ mm)
Area	Annual synergies	Action items

Admin. Expenses	$29.9	Reduction of corporate expenses such as travel and office expenses Rationalization of corporate HQ Optimization of IT systems
Var. prod costs	$55.9	Efficiency improvement in the use of variable production inputs such as water, malt, hops, energy in line with AmBev standards Reduction in packaging cost (cans, glass bottles)
Fixed costs	$7.7	Implementation of AmBev’s proprietary maintenance planning tool
Capex	$11.4	Usage of assets available at AmBev Brazil Implementation of AmBev’s proprietary Capex planning tool
Distribution	$17.3	Optimization of current distribution systems

Area	Annual synergies	Action items

Margin expansion from cross licensing agreement	$68.1	Commercialization of AmBev brands in Canada and the US by Labatt and vice versa

Total	$190.2

Build-up of annual synergies[1] (US$ mm)

1 Before taxes
Source: AmBev. Figures based on AmBev and consulting reports provided by AmBev. Please refer to page 38 on how synergies are phased in

Financial synergies reflect expected fiscal savings and reduced financing costs

AmBev bonds yield to maturity evolution (%)

Source: Standard & Poor’s, Fitch, Moody’s, Morgan Markets, March 25, 2004

Details on financial synergies (US$ mm)
Area	NPV	Action items

Interest on own capital	$798
  Acquisition of Labatt increases AmBev’s shareholders’ equity, allowing the company to pay higher interest on its own capital, effectively reducing AmBev’s tax rate
     -  Under Brazilian law, companies are allowed to pay interest on their own capital to their shareholders
     -  Current capacity to pay interest on own capital is capped by AmBev’s shareholders’ equity

Area	NPV	Action items

Reduction of AmBev’s WACC	Not quantified
  Diversification of cash flows
  Incorporation of Canadian Dollar denominated cash flows dilutes currency risk
  Labatt Americas can serve as a financing vehicle when Latin American markets are illiquid
  Potentially higher leverage capacity

Theoretical potential increase in AmBev’s firm value as a result of potential decrease in WACC
US$ mm	Terminal value perpetuity growth
Decrease in WACC	2.5%	3.0%	3.5%
0.25%	292	312	334
0.50%	600	641	688
0.75%	925	990	1,064

Note: Analysis incorporates data up to March 25, 2004
Source: AmBev. Figures based on AmBev and consulting reports provided by AmBev

Valuation methodology for synergies

Valuation methodology for synergies
Cost synergies
  Achievement of full synergies by 2008
     -  Synergies are gradually phased in over four years with 0%, 30%, 30%, 40% and 100% being realized in 2004 through 2008 – Realization of synergies requires cash outlays in the 2005- 2007 period which are reflected in the net present value
     -  Capex synergies only begin in 2008
  Decreased tax shield taken into account at full statutory tax rate, does not take into account potential additional upside as a result of lower effective historical tax rate
  Synergies realized in Canada discounted at Labatt Canada’s WACC (6.5%) while synergies realized in Brazil discounted at AmBev’s WACC (12.4%)

  Revenue synergies
  Achievement of full synergies by 2008
     -  Synergies are gradually phased in over four years with 0%, 30%, 30%, 40% and 100% being realized in 2004 through 2008
  Discounted at 14.4%, reflecting AmBev’s WACC plus an additional spread to reflect higher risk of realizing such synergies

  Interest on own capital
  Tax benefits generated through increased interest on AmBev’s capital payments due to AmBev’s increased shareholders’ equity after acquisition of Labatt
  Discounted at AmBev’s cost of equity (13.6%)

Present value of potential synergies[1] (US$ mm)

1 Net of taxes

Summary projections - Labatt Canada

US$ mm, unless otherwise noted (excluding synergies)
Income statement projections	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	’04-’13 CAGR

Revenues	1,561	1,618	1,657	1,695	1,734	1,774	1,815	1,857	1,900	1,944	2.5%
Variable COGS	575	578	581	594	609	623	638	654	670	686	2.0%
Fixed COGS	155	143	143	146	149	152	155	158	161	164	0.6%
Gross profit	830	897	933	955	977	999	1,022	1,045	1,069	1,094	3.1%
margin	53.2%	55.4%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%
Variable SG&A	218	216	212	217	222	228	233	239	244	250	1.6%
Fixed SG&A	92	115	127	131	134	137	140	143	146	149	5.5%
EBITDA	520	566	594	607	621	635	649	664	679	694	3.3%
margin	33.3%	35.0%	35.8%	35.8%	35.8%	35.8%	35.8%	35.7%	35.7%	35.7%
Depreciation & amortization	86	81	79	79	81	83	84	86	88	90	0.6%
EBIT	435	485	514	528	540	552	565	577	590	604	3.7%
margin	27.8%	30.0%	31.1%	31.2%	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%

Cash flow projections

Capex	81	71	69	78	79	81	83	85	87	89	1.0%

Source: AmBev

Notes:
Excludes LUSA and Femsa Cerveza

Discounted cash flow analysis - Labatt Canada

US$ mm (excluding synergies)
	Year ended December
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	1,561	1,618	1,657	1,695	1,734	1,774	1,815	1,857	1,900	1,944
% growth	16.5%	3.6%	2.4%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%	2.3%
EBIT	435	485	514	528	540	552	565	577	590	604
% margin	27.8%	30.0%	31.1%	31.2%	31.1%	31.1%	31.1%	31.1%	31.1%	31.1%
EBITDA	520	566	594	607	621	635	649	664	679	694
% margin	33.3%	35.0%	35.8%	35.8%	35.8%	35.8%	35.8%	35.7%	35.7%	35.7%
EBIAT	520	566	594	607	621	635	649	664	679	694
Add depreciation & amortization	86	81	79	79	81	83	84	86	88	90
(Less) increase in NWI	(12)	(8)	(3)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
(Less) capex	(81)	(71)	(69)	(78)	(79)	(81)	(83)	(85)	(87)	(89)
Free cash flow	279	328	357	360	368	376	384	393	402	411

Source: AmBev

Firm value (US$ mm) (excluding synergies)
	Terminal value perpetuity growth
Discount rate	1.0%	1.5%	2.0%
7.5%	5,687	5,951	6,262
7.0%	6,160	6,485	6,874
6.5%	6,718	7,125	7,622
6.0%	7,388	7,908	8,555
5.5%	8,206	8,884	9,753

Equity value (US$ mm) (excluding synergies)
	Terminal value perpetuity growth
Discount rate	1.0%	1.5%	2.0%
7.5%	4,712	4,976	5,287
7.0%	5,185	5,510	5,900
6.5%	5,743	6,150	6,647
6.0%	6,413	6,933	7,580
5.5%	7,231	7,909	8,778

Firm value (US$ mm) (excluding synergies)
	Terminal value perpetuity growth
Discount rate	1.0%	1.5%	2.0%
7.5%	7,655	7,929	8,240
7.0%	8,137	8,462	8,852
6.5%	8,696	9,103	9,600
6.0%	9,366	9,885	10,533
5.5%	10,184	10,862	11,730

Equity value (US$ mm) (excluding synergies)
	Terminal value perpetuity growth
Discount rate	1.0%	1.5%	2.0%
7.5%	6,690	6,954	7,265
7.0%	7,162	7,488	7,877
6.5%	7,721	8,128	8,625
6.0%	8,391	8,910	9,558
5.5%	9,209	9,887	10,755

Notes:
  Valuation date as of June 30, 2004
  Utilizing mid-year convention
  Terminal value calculated utilizing perpetuity growth formula
  Assumes net debt of US$975mm (CAD$1,300mm converted to US$ using the February 25, 2004 exchange rate)
  Excluding LUSA and Femsa Cerveza and associated assumed debt
  Net present value of synergies of US$1,978mm based on management forecasts net of taxes

Trading comparables analysis - Labatt Canada

Global Brewers
			FV / sales			FV / EBITDA			Net debt / EBITDA	2003 EBITDA margin	‘03-‘05 EBITDA CAGR
(US$ mm)	Marketcap	Firm value	2003	2004E	2005E	2003	2004E	2005E

Anheuser-Busch	$43,372	$50,466	3.6x	3.4x	3.3x	12.4x	11.6x	11.0x	1.7x	28.8%	6.3%
Heineken	16,464	20,863	2.0x	1.6x	1.5x	9.9x	8.3x	7.6x	0.3x	20.2%	14.1%
SABMiller	10,686	17,254	1.5x	1.6x	1.5x	9.5x	8.8x	8.1x	2.9x	15.9%	8.3%
Carlsberg	3,015	6,598	1.3x	1.1x	1.0x	8.0x	6.6x	6.0x	2.2x	15.7%	15.0%
Molson	2,920	4,132	2.1x	2.1x	2.0x	9.2x	9.0x	8.2x	1.9x	22.9%	5.6%
Coors	2,440	3,671	0.9x	0.9x	0.8x	6.7x	6.4x	6.1x	2.3x	13.6%	4.7%
Interbrew	12,724	17,044	2.1x	1.8x	1.6x	10.0x	8.3x	7.4x	1.8x	21.3%	16.7%

Average			1.9x	1.8x	1.7x	9.4x	8.4x	7.8x	1.9x	19.8%	10.1%
Median			2.0x	1.6x	1.5x	9.5x	8.3x	7.6x	1.9x	20.2%	8.3%

Labatt Canada - selected multiple range[1] (US$ mm)
	FV/EBITDA			2003 EBITDA margin	‘03-‘05 EBITDA CAGR
	2003	2004E	2005E

High	12.4x	11.6x	11.0x
Low	9.2x	9.0x	8.2x

Labatt statistics	447[2]	520	566	33.3%	12.5%
Implied firm value range
High	5,543	6,032	6,226
Low	4,112	4,680	4,641
Implied equity value range[1]
High	4,568	5,057	5,251
Low	3,137	3,705	3,666

Source: Bloomberg, I/B/E/S, AmBev, company filings and research reports
Note: As of February 25, 2004
Note: Excluding LUSA and Femsa Cerveza and associated assumed debt
1 Net debt of US$975mm (CAD$1,300mm converted to US$ using the February 25, 2004 exchange rate)
2 Adjusted to exclude the estimated negative effects of the Quebec strike

Molson is the closest publicly traded comparable to Labatt

Molson’s trailing FV / LTM EBITDA trading multiple

Source: Company filings, Bloomberg

Summary valuation of Labatt (excluding 30% interest in Femsa Cerveza)

Equity value1,2 - US$ mm

1 In the chart above, each of the equity value ranges represent the value of Labatt Canada only
2 Labatt’s 70% interest in LUSA assumed to have a value of US$0mm for “equity value” ranges and US$287mm for “firm value” ranges as described in page 19
3 DCF is discounted cash flow analysis. Please refer to pages 32-40
4 Includes present value of synergies of US$1,978mm based on management forecasted synergies net of taxes and of costs to obtain such synergies. Please refer to pages 35-38
5 Please refer to pages 41 and 42
6 Assumed net debt of US$1,262mm including the Holdco US$287mm debt associated with LUSA, and excluding the US$206mm Holdco debt associated with Femsa Cerveza

Trading comparables analysis - Femsa Cerveza

Global Brewers
			FV / sales			FV / EBITDA			Net debt / EBITDA	2003 EBITDA margin	‘03-‘05 EBITDA CAGR
(US$ mm)	Marketcap	Firm value	2003	2004E	2005E	2003	2004E	2005E

Anheuser-Busch	$8,758	$10,444	2.9x	2.8x	2.7x	9.4x	8.8x	8.0x	(1.0x)	30.8%	8.4%
Heineken	2,058	4,743	3.2x	2.7x	NA	7.2x	6.7x	NA	2.8x	43.2%	NA
SABMiller	1,530	1,888	2.9x	2.7x	2.5x	12.9x	11.7x	11.1x	1.0x	22.5%	8.2%
Carlsberg	1,247	1,670	2.7x	2.4x	2.3x	7.9x	6.6x	6.2x	0.7x	33.7%	13.3%
Molson	9,065	10,582	3.7x	3.1x	2.9x	10.6x	8.1x	6.9x	1.1x	35.4%	23.5%

Average			3.1x	2.7x	2.6x	9.6x	8.4x	8.0x	0.9x	33.1%	13.4%
Median			2.9x	2.7x	2.6x	9.4x	8.1x	7.5x	1.0x	33.7%	10.9%

Femsa Cerveza - selected multiple range
	FV/EBITDA			2003 EBITDA margin	‘03-‘05 EBITDA CAGR
	2003	2004E	2005E

High	9.4x	8.8x	8.0x
Low	7.9x	6.6x	6.2x

Femsa Cerveza EBITDA¹	575	615	671	33.3%	8.1%
Implied firm value range (100% of Femsa Cerveza)
High	5,402	5,412	5,368
Low	4,540	4,059	4,160
Implied equity value range (100% of Femsa Cerveza)
High	5,202	5,212	5,168
Low	4,340	3,859	3,960
Implied equity value range (30% of Femsa Cerveza), before deducting Holdco debt of US$206mm
High	1,561	1,564	1,550
Low	1,302	1,158	1,188
Implied equity value range (30% of Femsa Cerveza), after deducting Holdco debt of US$206mm
High	1,355	1,358	1,344	Average of high estimates: US$1,352mm
Low	1,096	952	982	Average of low estimates: US$1,010mm

Note: The Transaction Agreements between Interbrew and AmBev in respect of Labatt provide that should Labatt sell its 30% interest in Femsa Cerveza to Femsa Cerveza, Interbrew will reimburse AmBev for any net proceeds received by Ambev below US$1.22bn (before deducting associated US$206mm of Holdco debt) and vice versa,if Labatt were to receive in such instance net proceeds above US$1.22bn
1 Median of research reports for 2004 and 2005
Source: Source: Bloomberg, I/B/E/S, Femsa Cerveza, company filings and research reports
As of February 25, 2004

Summary valuation of Labatt Americas (including 30% interest in Femsa Cerveza)

Equity value[1,2] - US$ mm

1 In the chart above, each of the equity value ranges represent the sum of (a) the value of Labatt Canada plus (b) the value of Labatt’s 30% stake in Femsa Cerveza as follows: (i) for each of the “trading comparables” equity value ranges, the “low” value (with respect to the low end of such range) and the “high” value (with respect to the high end of such range) for Labatt’s 30% stake in Femsa Cerveza for the corresponding year as indicated on page 44 (after deducting Holdco debt of US$206mm); (ii) for each of the “DCF” equity value ranges, the “average of low estimates” (with respect to the low end of such range) and the “average of high estimates” (with respect to the high end of such range) for Labatt’s 30% stake in Femsa Cerveza as indicated on page 44 (after deducting Holdco debt of US$206mm)
2 Labatt’s 70% interest in LUSA assumed to have a value of US$0mm for “equity value” ranges and US$287mm for “firm value” ranges as described in page 19
3 DCF is discounted cash flow analysis. Please refer to pages 32-40
4 Includes present value of synergies of US$1,978mm based on management forecasted synergies net of taxes and of costs to obtain such synergies. Please refer to pages 35-38
5 Please refer to pages 41, 42 and 44
6 Assumed net debt of US$1,468mm including the Holdco US$287mm debt associated with LUSA and the Holdco US$206mm debt associated with Femsa Cerveza

Agenda

Company overview - AmBev

Company overview - AmBev
AmBev is Brazil’s and Latin America’s largest brewer and the world’s 5th largest, with 2003 total beer volume of over 70 mm HL1
AmBev was created as a result of the merger of Companhia Cervejaria Brahma and Companhia Antarctica Paulista in 1999
AmBev’s holds approximately 67% of the Brazilian beer market, and its beer portfolio includes three of the top 20 brands worldwide:
- Skol: 3th largest brand in the world; #1 in Brazil with 32% market share; 31.9 mm HL sold in 2003
- Brahma: 9th largest brand in the world; #2 in Brazil with 18.2% market share; 16.3 mm HL sold in 2003
- Antarctica: 19th largest brand in the world; #5 in Brazil with 9.5% market share; 8.8 mm HL sold in 2003

AmBev is also the second largest player in the Brazilian carbonated soft drinks (“CSD”) market, with 17.2% market share as ofDecember 2003
1 Including Quinsa’s operations
Source: AmBev
Financial summary (excludes Quinsa)
US$ mm	2002	2003

Volume (000 HL)[2]	77,650	74,058
Growth	(0.9%)	(4.4%)
Revenues	2,379	2,564
Growth	1.4%	7.8%
EBIT	696	704
% margin	29.3%	27.5%
EBITDA	914	915
% margin	38.4%	35.7%

2 Only Brazil, includes beer, CSD and non-carbonated and non-alcoholic beverages volume Source: AmBev
International operations (excludes Quinsa)
Company	Year	Country

Cerveceria Nacional	1996	Venezuela
Cerveceria Rio	2002	Guatemala
Embotelladora Rivera	2003	Peru
Cerveceria Suramericana	2003	Ecuador
Embotelladora Dominicana	2004	Dominican Republic

Source: AmBev

Summary projections - AmBev (excluding Quinsa)

US$ mm, unless otherwise noted (without synergies)
Income statement projections	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	’04-’13 CAGR

Revenues	3,061	3,324	3,668	3,886	4,071	4,227	4,389	4,557	4,731	4,913	5.4%
COGS	1,353	1,452	1,535	1,587	1,637	1,710	1,787	1,865	1,947	2,032	4.6%
Gross profit	1,708	1,872	2,133	2,299	2,434	2,516	2,602	2,691	2,784	2,881	6.0%
margin	55.8%	56.3%	58.2%	59.2%	59.8%	59.5%	59.3%	59.1%	58.8%	58.6%
SG&A	519	481	485	508	518	530	543	557	571	585	1.3%
EBITDA	1,188	1,390	1,648	1,791	1,917	1,986	2,059	2,134	2,213	2,296	7.6%
margin	38.8%	41.8%	44.9%	46.1%	47.1%	47.0%	46.9%	46.8%	46.8%	46.7%
Depreciation & amortization	252	293	169	178	183	191	203	220	244	281	1.2%
EBIT	937	1,097	1,479	1,613	1,733	1,795	1,856	1,915	1,969	2,015	8.9%
margin	30.6%	33.0%	40.3%	41.5%	42.6%	42.5%	42.3%	42.0%	41.6%	41.0%

Cash flow projections
Capex	267	317	175	181	186	194	206	225	252	293	1.1%

Source: AmBev

Discounted cash flow analysis - AmBev (excluding Quinsa)
US$ mm (without synergies)
	Year ended December

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	3,061	3,324	3,668	3,886	4,071	4,227	4,389	4,557	4,731	4,913
% growth	19.4%	8.6%	10.3%	6.0%	4.8%	3.8%	3.8%	3.8%	3.8%	3.8%
EBIT	937	1,097	1,479	1,613	1,733	1,795	1,856	1,915	1,969	2,015
% margin	30.6%	33.0%	40.3%	41.5%	42.6%	42.5%	42.3%	42.0%	41.6%	41.0%
EBITDA	1,188	1,390	1,648	1,791	1,917	1,986	2,059	2,134	2,213	2,296
% margin	38.8%	41.8%	44.9%	46.1%	47.1%	47.0%	46.9%	46.8%	46.8%	46.7%
EBIAT	702	823	1,109	1,210	1,300	1,256	1,299	1,340	1,378	1,411
Add depreciation and amortization	252	293	169	178	183	191	203	220	244	281
(Less) increase in NWI	(87)	(8)	(9)	(5)	(4)	(3)	(3)	(3)	(3)	(3)
(Less) capex	(267)	(317)	(175)	(181)	(186)	(194)	(206)	(225)	(252)	(293)
Free cash flow	600	791	1,095	1,202	1,294	1,250	1,292	1,332	1,367	1,395

Source: AmBev

Firm value (US$ mm)
	Terminal value perpetuity growth
Discount Rate	2.5%	3.0%	3.5%
13.4%	10,215	10,407	10,618
12.9%	10,707	10,928	11,171
12.4%	11,250	11,504	11,786
11.9%	11,850	12,145	12,475
11.4%	12,518	12,863	13,251

Equity value (US$ mm)
	Terminal value perpetuity growth
Discount Rate	2.5%	3.0%	3.5%
13.4%	9,259	9,451	9,662
12.9%	9,751	9,971	10,215
12.4%	10,293	10,547	10,830
11.9%	10,894	11,189	11,519
11.4%	11,562	11,906	12,294

Notes
Valuation date as of June 30, 2004
Utilizing mid-year convention
Terminal value calculated utilizing perpetuity growth formula
Assumes net debt and minority interest of $956mm as of December 31, 2003, excludes pro-rata net debt of Quinsa
Excludes recently acquired operations in the Dominican Republic
  Does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining stake in Quinsa related to the Interbrew/BRACO transaction in connection with a change of control transaction at AmBev

Company overview - Quinsa
Company overview and strategy
Quilmes Industrial S.A. (“Quinsa”) is the largest beer producer in the Southern Cone[1]
Its brewing operations are carried out through Quilmes International Bermuda (“QIB”), a majority owned subsidiary
Quinsa commands leading market shares in most of the beer markets it operates in (Argentina - 76.5%, Bolivia - 97.7%, Paraguay - 88.3%, Uruguay - 95.5%, and Chile - 10.1%)
The company is also a Pepsi bottler in Argentina (BAESA) and Uruguay
In 2002, AmBev and Quinsa entered into a strategic alliance in the Southern Cone which resulted in AmBev taking a substantial equity ownership in Quinsa
- AmBev’s current direct and indirect ownership in Quilmes is 50.11% and AmBev consolidates Quinsa’s income statement and balance sheet items proportionally to its equity interest

1 Defined as Argentina, Chile, Paraguay, Uruguay and Bolivia
Financial summary
US$ mm	2001	2002	2003

Volume (HL mm)	19,082	17,146	20,376
Growth	4.2%	(10.2%)	18.8%
Revenues	938.7	470.2	622.7
Growth	(1.7%)	(49.9%)	32.4%
EBIT	136.6	(3.6)	119.5
% margin	14.6%	(0.8%)	19.2%
EBITDA	233.1	91.5	210.1
% margin	24.8%	19.5%	33.7%

Source: AmBev

Summary projections - Quinsa
US$ mm, unless otherwise noted
Income statement projections	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	’04-’13 CAGR

Revenues	704	724	769	797	839	893	950	1,011	1,076	1,145	5.5%
COGS	282	281	294	305	321	341	363	387	411	438	5.0%
Gross profit	422	443	475	492	518	551	587	624	664	707	5.9%
margin	60.0%	61.2%	61.8%	61.8%	61.8%	61.8%	61.8%	61.8%	61.8%	61.8%
SG&A	170	173	179	185	195	207	221	235	250	266	5.1%
EBITDA	252	270	296	307	323	344	366	390	415	441	6.4%
margin	35.8%	37.3%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%
Depreciation & amortization	85	88	94	98	103	109	116	124	132	140	5.7%
EBIT	167	182	202	210	221	235	250	266	283	301	6.8%
margin	23.7%	25.1%	26.3%	26.3%	26.3%	26.3%	26.3%	26.3%	26.3%	26.3%

Cash flow projections

Capex	66	66	38	98	103	109	116	124	132	140	8.8%

Source: AmBev

Discounted cash flow analysis - Quinsa
US$ mm
	Year ended December

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Revenues	704	724	769	797	839	893	950	1,011	1,076	1,145
% growth	13.1%	2.8%	6.2%	3.7%	5.3%	6.4%	6.4%	6.4%	6.4%	6.4%
EBIT	167	182	202	210	221	235	250	266	283	301
% margin	23.7%	25.1%	26.3%	26.3%	26.3%	26.3%	26.3%	26.3%	26.3%	26.3%
EBITDA	252	270	296	307	323	344	366	390	415	441
% margin	35.8%	37.3%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%	38.5%
EBIAT	94	103	115	119	125	133	142	151	161	171
Add depreciation and amortization	85	88	94	98	103	109	116	124	132	140
(Less) increase in NWI	2	3	3	0	1	1	1	1	1	1
(Less) capex	(66)	(66)	(38)	(98)	(103)	(109)	(116)	(124)	(132)	(140)
Free cash flow	115	127	175	119	126	134	143	152	162	172

Source: AmBev

Firm value (US$ mm)
	Perpetuity growth rate
Discount Rate	2.5%	3.0%	3.5%
18.2%	893	900	908
17.2%	950	960	970
16.2%	1,017	1,029	1,041
15.2%	1,094	1,109	1,125
14.2%	1,184	1,203	1,224

Equity value (US$ mm)
	Perpetuity growth rate
Discount Rate	2.5%	3.0%	3.5%
18.2%	743	751	759
17.2%	801	810	820
16.2%	867	879	892
15.2%	994	959	975
14.2%	1,035	1,054	1,075

AmBev´s 50.1% Equity value (US$ mm)
	Perpetuity growth rate
Discount Rate	2.5%	3.0%	3.5%
18.2%	372	376	380
17.2%	401	406	411
16.2%	435	440	447
15.2%	473	481	489
14.2%	518	528	538

Notes:
Valuation date as of June 30, 2004
Utilizing mid-year convention
Terminal value calculated utilizing perpetuity growth formula
Assumes net debt of US$150mm as of December 31, 2003
Assumes Quinsa and Quilmes are one entity, assuming no minority interest

Trading comparables analysis - AmBev
Latin American Brewers
			FV / Sales			FV / EBITDA			Net debt /	2003	’03-’05
(US$ mm)	Market	Firm value	2003	2004E	2005E	2003	2004E	2005E	EBITDA	EBITDA margin	EBITDA CAGR

Modelo	$8,758	$10,444	2.9x	2.8x	2.7x	9.4x	8.8x	8.0x	(1.0x)	30.8%	8.4%
Bavaria	2,058	4,743	3.2x	2.7x	NA	7.2x	6.7x	NA	2.8x	43.2%	NA
CCU	1,530	1,888	2.9x	2.7x	2.5x	12.9x	11.7x	11.1x	1.0x	22.5%	8.2%
Quinsa	1,247	1,670	2.7x	2.4x	2.3x	7.9x	6.6x	6.2x	0.7x	33.7%	13.3%
AmBev	9,065	10,582	3.7x	3.1x	2.9x	10.6x	8.1x	6.9x	1.1x	35.4%	23.5%
Average			3.1x	2.7x	2.6x	9.6x	8.4x	8.0x	0.9x	33.1%	13.4%
Median			2.9x	2.7x	2.6x	9.4x	8.1x	7.5x	1.0x	33.7%	10.9%

AmBev - selected multiple range[1]
	FV/EBITDA			2003	’03-’05
US$ mm	2003	2004E	2005E	EBITDA margin	EBITDA CAGR

High	10.4x	9.1x	8.5x
Low	8.4x	7.1x	6.5x
AmBev EBITDA	1,000	1,315	1,526	35.4	23.5
Implied firm value range
High	10,400	11,965	12,968
Low	8,400	9,336	9,916
Implied equity value range
High	9,369	10,934	11,936
Low	7,369	8,304	8,885

Source: Source:Bloomberg, I/B/E/S, AmBev, company filings and research reports
As of February 25, 2004
1 Includes pro-rata EBITDA and net debt of Quinsa, excludes acquired operations in the Dominican Republic

Summary valuation of AmBev

1 Quinsa is proportionally consolidated assuming 50.11% ownership, does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining interest in Quinsa in connection with a change of control transaction at AmBev related to the Interbrew/BRACO Transaction
2 Reflects US$1,031mm of net debt and minority interest as of December 31, 2003, including 50.11% of Quinsa’s net debt
3 Please refer to pages 48, 49 and 51, 52
4 Please refer to page 53
5 Sum of the value of ON shares plus value of PN shares

Agenda

Accretion / dilution analysis

Notes:
Source: AmBev
  Does not give effect to the possibility of BAC exercising its put option to AmBev of its remaining interest in Quinsa in connection with a change of control transaction at AmBev related to the Interbrew/BRACO Transaction

  Operational synergies phased in beginning in 2005, fiscal synergies begin in 2004. Lower cost of debt synergies not taken into account. Synergies are net of taxes and include costs necessary to realize these synergies

Excludes effect of LUSA
30% of Femsa Cerveza’s net income (based on Wall Street research) taken into account as well as financial costs of US$206mm of Holdco debt associated with Femsa Cerveza

Macroeconomic assumptions

Main macroeconomic assumptions
	2004E	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E

Canada
Inflation (%, p.a.)	1.3%	2.0%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%
Exchange rate (CAD / US$, eop)	1.25	1.30	1.30	1.31	1.31	1.31	1.31	1.32	1.32	1.32
Exchange rate (CAD / US$, avg)	1.26	1.28	1.30	1.30	1.31	1.31	1.31	1.31	1.32	1.32
Real GDP growth (%, p.a.)	2.5%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
Brazil
Inflation (%, p.a.)	5.8%	5.5%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Exchange rate (BRL / US$, eop)	3.00	3.20	3.29	3.39	3.49	3.59	3.70	3.81	3.92	4.04
Exchange rate (BRL / US$, avg)	2.93	3.10	3.25	3.34	3.44	3.54	3.65	3.75	3.86	3.98
Real GDP growth (%, p.a.)	3.4%	3.5%	2.5%	3.0%	3.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Argentina
Inflation (%, p.a.)	4.9%	7.5%	5.5%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Exchange rate (ARP / US$, eop)	2.90	3.00	3.09	3.18	3.27	3.37	3.47	3.57	3.67	3.78
Exchange rate (ARP / US$, avg)	2.92	2.95	3.04	3.13	3.23	3.32	3.42	3.52	3.62	3.73
Real GDP growth (%, p.a.)	8.5%	3.5%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

Source: JPMorgan Economic Research through 2005; purchasing power parity assumed thereafter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.